Amendment No. 3 to draft registration statement as submitted for confidential review with the Securities and Exchange Commission on August 31, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TWIST BIOSCIENCE CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	2836	46-2058888
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

455 Mission Bay Boulevard South, Suite 545

San Francisco, CA 94158

(800) 719-0671

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Emily M. Leproust

President and Chief Executive Officer

Twist Bioscience Corporation

455 Mission Bay Boulevard South, Suite 545

San Francisco, CA 94158

(800) 719-0671

(Name, address including zip code, and telephone number including area code, of agent for service)

COPIES TO:

John V. Bautista, Esq. Christopher J. Austin, Esq. Peter M. Lamb, Esq. Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025 (650) 614-7400	Mark Daniels, Esq. General Counsel Twist Bioscience Corporation 455 Mission Bay Boulevard Suite 545 San Francisco, CA 94158 (844) 362-8978	Brian J. Cuneo, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.   ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $0.00001 per share		$	$	$

(1)	Includes shares of Common Stock issuable upon exercise of the Underwriters’ option to purchase additional shares, solely to cover overallotments. See “Underwriting.”

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The sole purpose of this amendment is to file certain exhibits to the Registration Statement, as indicated in Item 16 of Part II of this amendment. No change is made to the preliminary prospectus constituting Part I of the Registration Statement or Items 13, 14, 15 or 17 of Part II of the Registration Statement. Accordingly, this amendment consists only of the facing page, this explanatory note, Part II and the signature page to the Registration Statement.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

Amount to be paid
Securities and Exchange Commission registration fee	*
FINRA filing fee	*
Initial Nasdaq Global Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky qualification fees and expenses	*
Transfer Agent and Registrar fees	*
Miscellaneous fees and expenses	*

Total	*

*	to be provided by amendment

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law, or the Delaware Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act. Article VII of our Amended and Restated Certificate of Incorporation (Exhibit 3.2 hereto) and Article VI of our Bylaws (Exhibit 3.3 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, we have entered into Indemnification Agreements (Exhibit 10.1 hereto) with our officers and directors. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among us, and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 15. Recent sales of unregistered securities

Since January 1, 2015, we have issued and sold the following unregistered securities:

•

From February 4, 2015 to June 30, 2018, we issued stock options to certain of our service providers, executive officers and directors to purchase an aggregate of 29,950,134 shares of the Company’s common stock under the 2013 Plan, with exercise prices ranging from $0.12 to $1.17 per share. No consideration was received for such stock options. Such issuances were deemed to be exempt from registration under the Securities Act pursuant to benefit plans and contract relating to compensation as provided under Rule 701 promulgated under Section 3(b) of the Securities Act.

•

On May 23, 2016, we issued an aggregate of 3,176,000 shares of common stock and stock purchase rights to certain of our service providers, executive officers and directors pursuant to exercises of then-outstanding stock purchase rights under the 2013 Plan, with a purchase price of $0.60 per share. Such issuances were deemed to be exempt from registration under the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701 promulgated under Section 3(b) of the Securities Act.

•

In May and June 2015, we sold an aggregate of 24,668,310 shares of our Series C convertible preferred stock at a purchase price of $1.4999 per share for an aggregate purchase price of approximately $37 million to 28 investors, each of whom represented to us that it was an accredited investor. Such issuances were deemed to be exempt from registration under the Securities Act in reliance upon Regulation D promulgated under the Securities Act.

•

From December 22, 2015 through September 6, 2017, we issued warrants to investors to purchase 634,921 shares of our common stock and 261,246 shares of our Series C and D convertible preferred stock, with exercise prices ranging from approximately $0.63 per share to $2.1457 per share. An additional warrant to purchase 634,920 shares of common stock at an exercise price of $0.63 per share and would be exercisable upon the drawing down of additional loans under our amended and restated loan and security agreement with Silicon Valley Bank dated September 6, 2017. No consideration was received for such warrants. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as by an issuer not involving a public offering.

•

Between April and September 2016, we issued an aggregate of 3,990,593 shares of the Company’s common stock in connection with our acquisition of Genome Compiler Corporation. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Regulation D promulgated under the Securities Act.

•

Between January 2016 and July 3, 2018, we sold an aggregate of 102,242,652 shares of our Series D convertible preferred stock at a purchase price of $2.1457 per share for an aggregate purchase price of approximately $219.38 million to 78 investors, each of whom represented to us that it was an accredited investor and it intended to acquire the securities for investment only and not with a view to the distribution thereof. Such issuances were deemed to be exempt from registration under the Securities Act in reliance upon Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the Company or had access, through their relationships with the Company, to such information. Furthermore, the Company affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and financial statement schedules

(a) Exhibits.

Number	Description

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of Twist Bioscience Corporation, as currently in effect.

3.2**	Form of Amended and Restated Certificate of Incorporation of Twist Bioscience Corporation, to be in effect upon the completion of this offering.

3.3#	Bylaws of Twist Bioscience Corporation, as currently in effect.

3.4**	Form of Amended and Restated Bylaws of Twist Bioscience Corporation, to be in effect upon the completion of this offering.

4.1**	Specimen Common Stock Certificate.

4.2**	Amended and Restated Stockholders Agreement by and among Twist Bioscience Corporation and certain holders of its capital stock, dated January 8, 2016, as amended.

4.3**	Amended and Restated Registration Rights Agreement by and among Twist Bioscience Corporation and certain holders of its capital stock, dated January 8, 2016, as amended.

4.4#	Warrant to Purchase Stock by and between Twist Bioscience Corporation and Silicon Valley Bank, dated October 8, 2013.

4.5#	Warrant to Purchase Stock by and between Twist Bioscience Corporation and Silicon Valley Bank, dated September 2, 2014.

4.6#	Warrant to Purchase Stock by and between Twist Bioscience Corporation and Silicon Valley Bank, dated December 22, 2015.

4.7#	Warrant to Purchase Stock by and between Twist Bioscience Corporation and Silicon Valley Bank, dated March 28, 2016.

4.8#	Warrant to Purchase Common Stock by and between Twist Bioscience Corporation and Life Science Loans II, LLC, dated September 6, 2017.

4.9#	Warrant to Purchase Common Stock by and between Twist Bioscience Corporation and Silicon Valley Bank, dated September 6, 2017.

5.1**	Opinion of Orrick, Herrington & Sutcliffe LLP.

10.1#+	2013 Stock Plan and forms of agreement thereunder.

10.2**+	2018 Equity Incentive Plan and forms of agreement thereunder.

10.3**+	2018 Employee Stock Purchase Plan.

10.4**+	Executive Incentive Bonus Plan.

10.5**+	Amended and Restated Employment Agreement by and between Twist Bioscience Corporation and Emily M. Leproust, dated .

10.6**+	Amended and Restated Employment Agreement by and between Twist Bioscience Corporation and William Banyai, dated .

10.7**+	Employment Agreement by and between Twist Bioscience Corporation and Patrick Weiss, dated .

Number	Description

10.8**+	Employment Agreement by and between Twist Bioscience Corporation and James M. Thorburn dated .

10.9**+	2018 Non-Employee Director Compensation Policy.

10.10**+	Form of Indemnification Agreement between Twist Bioscience Corporation and each of its Officers and Directors.

10.11#	Fourth Amended and Restated Loan and Security Agreement by and between Twist Bioscience Corporation, Silicon Valley Bank and certain other co-borrowers, dated September 6, 2017.

10.12*	Lease Agreement by and between Twist Bioscience Corporation and ARE—San Francisco No. 19, LLC, dated July 26, 2013.

10.12.1*	First Amendment to Lease by and between Twist Bioscience Corporation and ARE—San Francisco No. 19, LLC, dated August 7, 2013.

10.12.2*	Second Amendment to Lease by and between Twist Bioscience Corporation and ARE—San Francisco No. 19, LLC, dated May 19, 2015.

10.12.3*	Third Amendment to Lease by and between Twist Bioscience Corporation and ARE—San Francisco No. 19, LLC, dated September 23, 2015.

10.12.4*	Fourth Amendment to Lease by and between Twist Bioscience Corporation and ARE—San Francisco No. 19, LLC, dated January 6, 2016.

10.12.5*	Fifth Amendment to Lease by and between Twist Bioscience Corporation and ARE—San Francisco No. 19, LLC, dated April 12, 2016.

10.13*	Lease Agreement by and between Twist Bioscience Corporation and ARE—San Francisco No. 32, LLC, dated March 21, 2018.

10.14*	Sublease Agreement by and between Twist Bioscience Corporation and Blade Therapeutics, Inc., dated May 25, 2016.

10.15*†	Supply Agreement by and between Twist Bioscience Corporation and Ginkgo Bioworks, Inc., dated March 2, 2018.

10.16*†	End User Supply Agreement by and between Twist Bioscience Corporation and FUJIFILM Dimatix, Inc., dated November 5, 2015.

21.1#	List of Subsidiaries.

23.1**	Consent of PricewaterhouseCoopers LLP.

23.2**	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

*	Filed herewith.

**	To be filed by amendment.

+	Indicates a management or compensatory plan.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment that has been separately filed with the Securities and Exchange Commission.

#	Previously filed.

(b) Financial statements schedules.

No financial statement schedules are provided because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California on                 ,         .

TWIST BIOSCIENCE CORPORATION

By:
Emily M. Leproust
President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Emily M. Leproust and Mark Daniels, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Emily M. Leproust	President, Chief Executive Officer and Director (principal executive officer)	,

James M. Thorburn	Chief Financial Officer (principal financial officer and accounting officer)	,

William Banyai	Director	,

Robert Chess	Director	,

Paul A. Conley	Director	,

Keith Crandell	Director	,

Signature	Title	Date

Frederick Craves	Director	,

Xiaoying Mai	Director	,

Robert Ragusa	Director	,